ECONOMY SECURITIES, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	51,536
Deposit with clearing organization		20,105
Receivable from broker-dealers and clearing organization		28,961
Other assets		5,432
Total Assets	$	106,034

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	68
STOCKHOLDER'S EQUITY		
Common stock		70,000
Paid-in capital		35,000
Retained earnings		966
Total stockholder's equity		105,966
Total Liabilities and Stockholder's Equity	$	106,034

See Notes to Financial Statements